UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

INFORMATION ARCHITECTS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45669 503

(CUSIP Number)

Todd K. Morgan

41728 N. Moss Springs Court

Anthem, AZ 85063

623-229-3833

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. .................................. 45669 503

1.	Names of Reporting Persons. Todd K. Morgan I.R.S. Identification Nos. of above persons (entities only). N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ¨ (b) x
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ¨
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,500,000
8. Shared Voting Power 0
9. Sole Dispositive Power 4,500,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

Title of Class of Securities:

Common Stock, par value $.001 per share.

Principal Executive Offices of Issuer:

Information Architects Corporation 1420 NW 23rd Avenue Fort Lauderdale, FL 33311

Item 2. Identity and Background

(a)	Name; Todd K. Morgan
(b)	Residence or business address; 1420 NW 23rd Avenue, Ft. Lauderdale, FL 33311
(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employement is conducted:
President, Information Architects

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:   N/A

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:  N/A

and
(f)	Citizenship. United States.

Item 3. Source and Amount of Funds or Other Consideration

On May 19, 2006, Information Architects Corp. entered into an Acquisition Agreement with Franchise Theatre.com, LLC, pursuant to which members of the LLC would receive shares of stock of Information Architects in exchange for Information Architects acquiring the LLC.  As Managing Director of the LLC, Mr. Morgan received 4,500,000 shares.

Item 4. Purpose of Transaction

 (a)

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;    Pursuant to the Acquisition Agreement mention in Item 3 above, all members of Franchise Theatre.com, LLC received shares of Information Architecs representative of their ownership of the LLC.

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;    N/A

(c)

A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;   N/A

(d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;   Following the Acquisition by the issuer of Franchise Theatre.com, LLC, there was a change in officers and directors of the corporation.  Mr. Morgan was appointed a director and the CEO of the issuer.

(e)

Any material change in the present capitalization or dividend policy of the issuer;  N/A

(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;   N/A

(g)

Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;  N/A

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; N/A
Or
(j)	Any action similar to any of those enumerated above. N/A

Item 5. Interest in Securities of the Issuer

(a)

Aggregate Number and Percentage of Class:

4,500,000, less than 1%

(b)

Sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of shares:  4,500,000

Shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of shares:  0

(c)

See Item 3 above for details on the acquisition of shares reported hereunder.

 (d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Mr. Morgan has never owned more than 5% of the issuer’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Morgan and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies

Item 7. Material to Be Filed as Exhibits

The Acquisition Agreement described in Item 3 is incorporated herein by reference as filed on July 18, 2006 as an exhibit to the Current Report on Form 8K.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2006

By: /s/ Todd K. Morgan
Signature

Todd K. Morgan, Chief Executive Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)